EXHIBIT 99.2

                                 WRITTEN CONSENT

                                       OF

                              THE SPECIAL COMMITTEE

                                       OF

                             THE BOARD OF DIRECTORS

                                       OF

                            REGENCY AFFILIATES, INC.

            The undersigned, the members of the Special Committee (the "Special Committee) of the Board of Directors of REGENCY AFFILIATES, INC. (the "Corporation"), a Delaware corporation, acting without a meeting pursuant to section 141(f) of the General Corporation Law of the state of Delaware, do hereby consent in writing to the adoption of the following recitals and resolutions:

            WHEREAS, at a meeting of the Corporation's Board of Directors held on November 22, 2002, the Board appointed the Special Committee, consisting of the Corporation's two independent directors, to investigate allegations and demands made by Donald D. Graham, a shareholder of the Corporation, in a November 8, 2002 letter to the Corporation (the "Graham Allegations and Demands"), and to decide an appropriate course of action with respect thereto;

            WHEREAS, the Special Committee has investigated the Graham Allegations and Demands and has prepared a report in response thereto, a copy of which is attached hereto as Exhibit A (the "Report"); and

            WHEREAS, as set forth in the Report, the Special Committee concluded that the October 16, 2002 recapitalization of the Corporation (the "Recapitalization"), which was the subject of the Graham Allegations and Demands, was properly approved and consummated, and that such approval and consummation did not constitute a breach of fiduciary duty by the Company's board of directors; and

            WHEREAS, given that no underlying breach occurred, the Special Committee has concluded that no aiding and abetting claim against Royalty Holdings LLC can exist.

            NOW THEREFORE, it is hereby;

            RESOLVED, that the form, contents and conclusions contained in the Report be, and hereby are, in all respects ratified, confirmed and adopted by the Special Committee; and

            RESOLVED, that the Special Committee, having determined that (a) the derivative claims (the "Recapitalization Derivative Claims") relating to the Recapitalization, which are alleged on behalf of the Corporation in the action entitled Gatz, et al. v. Ponsoldt Sr., et al. (the "Nebraska Action"), are based on allegations substantially identical to the allegations relating to the Recapitalization contained in the Graham Allegations and Demands, and (b) the continued prosecution of the Recapitalization Derivative Claims is not in the best interests of the Corporation and its shareholders, whose interests would be best served by dismissal of the Recapitalization Derivative Claims, hereby directs the Board of Directors to cause the Corporation to file, in the Nebraska Action, a motion to dismiss and/or for summary judgment dismissing the Recapitalization Derivative Claims.

            This Consent may be executed in any number of counterparts, each of which shall be an original and all of which together shall constitute one and the same Consent.

            IN WITNESS WHEREOF, the undersigned have executed this Consent as of the __ day of May, 2003.

                                                   /s/ Stanley Fleishman
                                                   -----------------------------
                                                   Stanley Fleishman


                                                   /s/ Errol Glasser
                                                   -----------------------------
                                                   Errol Glasser

               REPORT OF THE INDEPENDENT COMMITTEE IN RESPONSE TO
              NOVEMBER 8, 2002 DEMAND LETTER FROM DONALD D. GRAHAM

      On November 22, 2002, the board of directors of Regency Affiliates, Inc. ("Regency" or the "Company") appointed a special committee to investigate allegations and demands made by Donald D. Graham, a shareholder of the Company (the "Graham Allegations and Demands"), and to decide an appropriate course of action with respect thereto. The special committee consists of Errol Glasser and Stanley Fleishman, Regency's two independent and disinterested board members (the "special committee"). The special committee hereby now delivers this report to the full board of directors.

The Graham Allegations and Demands

      The Graham Allegations and Demands allege that the October 16, 2002 recapitalization of Regency (the "Recapitalization"), which included among other things, a $3,500,000 convertible loan to Regency by Royalty Holdings LLC, an independent third party ("Royalty"), was a breach of fiduciary duty of the board of directors of Regency as constituted at the time of the Recapitalization, and that Royalty participated in and benefited from that breach of fiduciary duty. The Graham Allegations and Demands demand that Regency take the following actions:

      1. Reverse the November 2002 conversion by Royalty of $1,500,000 of principal and interest under the $3,500,000 Convertible Note issued in the Recapitalization (the "Convertible Note") into 750,000 shares of Regency's common stock.
      2. Amend the terms of the Convertible Note to provide that it is not convertible into shares of Regency Common Stock.
      3. Refrain from issuing any additional equity securities of Regency, or any securities convertible or exchangeable for equity securities of Regency, to any person or entity.
      4. Reverse the 2001 sale of rock aggregate from National Resource Development Company ("NRDC"), an 80% owned Regency subsidiary, to Iron Mountain Resources, Inc. ("Iron Mountain"), a 75% owned Regency subsidiary.
      5. Refrain from making any further payment, directly or indirectly, in cash or property, in respect of Regency's Series C Preferred Stock.
      6. Seek a court order preventing the payment of approximately $1,500,000 of accrued compensation owed to William R. Ponsoldt, Sr., the Company's former Chairman, President and Chief Financial Officer, pursuant to his employment agreement that was entered into in 1997.
      7. Seek a recovery from the former Regency board of directors and Royalty for purported damages suffered by Regency and its stockholders as a proximate result of (i) the payment in the Recapitalization of $4 million to Statesman Group, Inc. ("Statesman"), the controlling shareholder of Regency at the time of the Recapitalization and (ii) the failure to maximize the value of Regency for the stockholders' benefit in connection with a change-of-control transaction.

Mandate and Authority of the Special Committee

      The Graham Allegations and Demands were received by the Company in the form of a letter dated November 8, 2002. This special committee was appointed at the November 22, 2002 meeting of the board by directors of the Company. The resolutions establishing the special committee vested the special committee with the power and authority to evaluate the Graham Allegations and Demands and to determine the proper course of action for the Company with respect thereto. The special committee was authorized to make such investigation of the Company, its subsidiaries and any matters pertaining to the Graham Allegations and Demands as the special committee, in its sole discretion, determined appropriate. The special committee was also authorized to retain counsel of its choosing in connection with its evaluation of the Graham Allegations and Demands. Pursuant to such authority the special committee retained the law firm Pryor Cashman Sherman & Flynn LLP to assist in its investigation and evaluation. Pryor Cashman Sherman & Flynn LLP has never represented Regency or any of the other parties relevant to the matters contained in the Graham Allegations and Demands, or any principals or affiliates of any of such persons, and therefore was considered by the special committee to be independent for purposes of advising the special committee. Pryor Cashman Sherman & Flynn LLP has extensive experience in advising directors of companies on Delaware corporate law issues. Further, Pryor Cashman Sherman & Flynn LLP has represented boards of directors and individual directors in litigations including shareholder derivative law suits which allege breaches of fiduciary duties under Delaware law.

      In the course of its investigation, the special committee received numerous oral reports from its counsel and reviewed, among other materials, the relevant Company filings, legal filings, governing law, Company agreements, various financing proposals and board meeting minutes. Both counsel for the special committee and members of the special committee also interviewed a former member of the board of directors of Regency who served on a committee responsible for evaluating and negotiating the transactions comprising the Recapitalization (the "October Special Committee.") Counsel and members of the special committee also interviewed former counsel to the Regency board as well as management from Royalty and Royalty's counsel. The special committee had several personal meetings with counsel and several telephone conversations as well to address the status of the inquiries and analyses being conducted by counsel and to discuss and consider information being obtained on an ongoing basis.

Background of the Recapitalization

      Historically, Regency's operations, including those of its subsidiaries, have generally provided Regency with insufficient cash flow to fund the Company's operations. In September 2002, Regency's liquidity issues were relatively acute as it had at least $250,000 of overdue third-party payables (many of which had been outstanding in excess of 90 days), less than $20,000 of cash, approximately $15,500,000 of existing indebtedness, and no significant financable assets.(1) In addition, in September 2002, Regency's subsidiary, Rustic Crafts, Inc., was in default under a loan from PNC Bank, and Regency, as a guarantor under such loan, was under extreme pressure from PNC Bank to address the default situation.

      In May 2002, Graham together with Edward E. Gatz, had commenced an action against Regency and its management in the United States District Court for the District of Nebraska, alleging, among other things, breaches of fiduciary duty by Regency's board as then comprised with respect to numerous past actions, as well as a conspiracy between Mr. Ponsoldt Sr., Regency's Chairman, Chief Executive Officer and President, and Statesman (which plaintiffs alleged was controlled by Ponoldt Sr.) that would culminate in the dilution of the common shareholders of Regency by at least $18,000,000. The plaintiffs alleged that Ponsoldt, Sr. and Statesman would complete their alleged conspiracy upon monetization of Regency's limited partnership interest in Security Land through the redemption and liquidation preference provisions of Regency's Series C Preferred Stock which is held by Statesman.(2)

      Between May and September 2002, the plaintiffs in the Nebraska lawsuit sought to enjoin Regency's ability to negotiate and consummate a monetization transaction with respect to its interest in Security Land. In connection with opposing plaintiffs' efforts, on September 10, 2002, Ponsoldt Sr., Regency's then President and Chief Executive Officer, stated in an affidavit that Regency would be forced into bankruptcy if it could not negotiate a monetization transaction with the other partners of Security Land as there were no sources of credit available to Regency. On September 18, 2002, Regency informed the plaintiffs of a pending transaction between Regency and the other partners of Security Land that, in addition to providing for an option on Regency's limited partnership interest and providing for certain amendments to Security Land's partnership agreement, contemplated a $2,000,000 loan to Regency from the other partners of Security Land.

----------
(1) Regency's principal asset at such time consisted of a limited partnership interest in Security Land and Development Company Limited Partnership ("Security Land"). Security Land owns a building that is leased to the General Services Administration of the United States Government. However, other than a $100,000 annual management fee payable to Regency, Regency does not receive any cash flow from its investment in Security Land since all of the cash flow is required to be applied to Security Land's institutional debt obligations that are secured by the property. In addition, following repayment of Security Land's debt obligations, all cash flow from the property allocable to Regency is required to be applied to pay down approximately $14,000,000 of Regency institutional debt obligations secured by Regency's interest in Security Land.

(2) The Series C Preferred Stock provides for a redemption price equal to the lesser of (i) $20,885,000 plus any accrued and unpaid dividends and (ii) the fair market value of Regency's 80% interest in NRDC (the "Redemption Price"), and payment of a liquidation preference in the event Regency, voluntarily or involuntarily, liquidated, dissolved or wound-up its business affairs, equal to the lesser of (x) the net proceeds to Regency from the dissolution of NRDC and (y) an amount equal to the Redemption Price (the "Liquidation Value"). Plaintiffs alleged that the 2001 sale of assets from NRDC to Iron Mountain had the effect of establishing a Redemption Price and Liquidation Value of approximately $18,000,000.

      Graham and Gatz, as plaintiffs in the Nebraska lawsuit, objected to the proposed monetization transaction between Regency and the other Security Land partners, and on September 26, 2002 delivered their own financing proposal to Regency. The Graham and Gatz financing proposal, which is more fully discussed below under The Graham Proposal, required, among other things, that Regency purchase all of the common stock held by Statesman and obtain an option to acquire the Series C Preferred Stock held by Statesman, and that the existing board members and officers of Regency resign as such.(3)

      In connection with considering whether to pursue the Graham proposal or the monetization transaction with the partners of Security Land, Regency's management considered past expressions of interest in Regency and determined to consider whether certain other parties would be interested in providing financing to Regency. Statesman, which had in the past had extended credit to Regency, was unwilling to advance funds to address Regency's liquidity issues in September 2002. Regency had also recently received and rejected a proposal from Applied Digital Solutions Inc. that, rather than being responsive to Regency's liquidity issues, constituted an unsolicited offer to acquire Regency. As Regency was not for sale, Regency management determined not to pursue the Applied Digital proposal.(4)

----------
(3) The Graham proposal reiterated the concerns expressed in the litigation with respect to Regency receiving a large amount of cash at a time when the alleged conspiracy could be completed (i.e., if current management controlled the Company and the terms of the Series C Preferred Stock provided for the Redemption Price and Liquidation Value). In that regard, the Graham proposal stated that acceptance by Regency of the Graham proposal "would resolve the preliminary injunction issues in our current litigation" and "opens the door for a global settlement of all issues among the parties in the litigation."

(4) The Applied Digital proposal was delivered to the board on September 13, 2002 and consisted of an offer to acquire 100% of the outstanding equity of Regency, including all outstanding preferred stock. The purchase price was to be paid in Applied Digital class A common stock to be valued on a ten-day average of the closing price of Applied Digital stock for the ten trading days prior to closing. Applied Digital valued the purchase price at $22,900,000 and targeted a closing date of January 15, 2003. Further, the proposal included that in exchange for certain "break-up" rights held by the holder of Regency's Series C Preferred Stock, Applied Digital would release Regency's interest in the assets of Iron Mountain. The Applied Digital proposal was conditioned upon the completion of due diligence, approval of Applied Digital's board and senior lender, any necessary Regency shareholder approvals and acceptable documentation. In determining not to pursue the proposal, Regency's management noted that the overall financial position of Applied Digital at the time made it unlikely that Applied Digital's stock would maintain its value from September 2002 until January 2003, and that Applied Digital's cash balances could be depleted within a year.

      Regency also pursued discussions with representatives of various financial institutions that had expressed a possible interest in Regency, but none of such discussions developed into a proposal.

      Regency also solicited a financing proposal from Royalty, an investment group based in New York that, in May 2002, had been negotiating with Statesman to purchase Statesman's interests in Regency, but had terminated its negotiations as a result of the filing of the Nebraska lawsuit. On September 30, 2002, Royalty submitted a proposal for financing to Regency which, as modified in accordance with the recommendations of the October Special Committee, was ultimately accepted and resulted in the Recapitalization. Like the Graham proposal, the Royalty proposal required that Regency enter into transactions with Statesman designed to eliminate the risk of dilution to common stockholders resulting from the Redemption Price and Liquidation Value of the Series C Preferred Stock.

Because both the Graham proposal and the Royalty proposal contemplated transactions with Statesman with respect to the common stock and Series C Preferred Stock held by it, as well as a change in Regency management, the board of directors of Regency appointed the October Special Committee to, on behalf of Regency, evaluate the proposals and, if so determined, to pursue consummation of the financing and any transactions with Statesman and management. The October Special Committee was comprised of Stephanie Carey, Martin J. Craffey and Marc
H. Baldinger.

Regency's Financing Options

      Regency's management estimated that at least $500,000 was needed to address Regency's immediate and near-term cash needs. Management believed that such amount would be sufficient to fund Regency's operations through October 2003, the date by which the leasehold status of the Security Land property would be determined.(5)

----------
(5) The then existing lease with the GSA was scheduled to expire on October 30, 2003. As a limited partner in Security Land, Regency does not have any control or vote with respect to the business affairs of Security Land. Regency's management understood that, as of September 2002, the GSA had yet to pursue an unsolicited proposal from the general partner of Security Land to enter into a new lease. On March 20, 2003, Regency publicly announced that it became aware that a lease extension between Security Land and the GSA had been signed which extended the lease term through October 2018 and made other modifications to the existing lease. The signed lease extension was received by the Security Land general partner on March 20, 2003.

      The Graham Proposal. The Graham proposal was delivered to Regency's counsel on September 26, 2002 and consisted of an offer by Mr. Graham and Mr. Gatz (collectively, "Graham and Gatz"), to provide Regency with an operating line of credit of $2,000,000 which Regency could use solely for expenses that are pre-approved by Graham and Gatz, and a term loan for an amount sufficient for Regency to repay approximately $14,000,000 of existing indebtedness of the Company owed to KBC Bank. The term loan would only be available after execution of a new long-term lease on the Security Land property if such lease was on terms acceptable to Graham and Gatz. The line of credit would accrue interest at the rate of 8% per annum and would provide for repayment at the conclusion of the two-year term of the line of credit. The term loan would accrue interest at a variable or fixed rate, as selected by Regency, determined within 60 days prior to the effectiveness of the facility but not in excess of 150 basis points over Graham and Gatz "cost of funding." The term of the term loan would be the lesser of (i) fifteen years and (ii) the remaining term on the renewed lease for the Security Land property, and the timing of principal and interest payments under the term loan would match Regency's receipt of cash distributions from Security Land. Under both loans, in the event that Regency would repay outstanding amounts prior to the expiration of the term of the loan, Regency would be required to reimburse Graham and Gatz for any premiums or penalties incurred by them from their "funding sources."

      Under the Graham proposal, advances under the line of credit and the term loan would be subject to the following conditions and requirements:

      - The grant to Graham and Gatz of a security interest in Regency's interests in Security Land as collateral for the loans (the granting of which required the consent of the general partner of Security
            Land);

      - The grant to Graham and Gatz of a right of first refusal with respect to any proposed sale by Regency of its interests in Security Land (the granting of which required the consent of the general partner of Security Land and Regency's secured lender, KBC Bank);

      - The grant to Graham and Gatz of preemptive rights to acquire any equity securities proposed to be issued by Regency in the future;

      - Forbearance by PNC Bank with respect to Regency's guarantee of debt owed to PNC Bank by Rustic Crafts, Inc., a former subsidiary of Regency;

      -     Due diligence satisfactory to Graham and Gatz;

      -     Complete legal review and approval of all pertinent matters;

      - Legal opinion satisfactory to Graham and Gatz from Regency's counsel;

      - Reconstitution of Regency's board of directors to include three independent directors acceptable to Graham and Gatz and two additional independent directors appointed by the first three. Resignation of all current board members and resignation of Ponsoldt, Sr. as President and CEO;

      - Redemption of all Regency common stock held by Ponsoldt, Sr., and Statesman in exchange for cancellation of the $2,440,000 note, including accrued interest, from Statesman to Regency (approximately $3.44 per share - an amount the Graham proposal stated was "in light of the current market price for the stock of approximately $1.50 per share...more than fair"). Execution by each such person and William
            R. Ponsoldt, Jr. of agreements not to acquire beneficial ownership of any interest in Regency;

      - Regency would be granted (i) a six month option to transfer the assets owned by Iron Mountain, Regency's 75% owned subsidiary, to Statesman in exchange for all of the shares of Regency's Series C Preferred Stock owned by Statesman and (ii) a six month option to unwind, at cost, any historical acquisitions between Regency and its affiliates;

      - Indemnification from William R. Ponsoldt, Sr. and Statesman to Regency, Graham and Gatz from all losses or liabilities arising out of any transactions between Regency and Glas-Aire Industries Group, Ltd.;

      - Without the permission of Graham and Gatz, Regency would not be permitted to issue any equity securities, other than common stock, and the proceeds of any permitted issuance must be used to reduce indebtedness under the loans from Graham and Gatz;

      - Without permission of Graham and Gatz, Regency would not be permitted to make any new investments;

      - Without the permission of Graham and Gatz, Regency would not be permitted to create new subsidiaries;

      - With limited exceptions, Regency would not be permitted to declare dividends or effect redemptions of its common stock;

      - Without the permission of Graham and Gatz, Regency would not be permitted to raise additional capital by borrowing money;

      - Total management and employee compensation could not exceed $300,000 per annum subject to a maximum increase of 10% after 2003; and

      - Regency would not be permitted to sell any assets other than as permitted by Graham and Gatz and the proceeds of any permitted sale of assets would be required to be applied to reduce indebtedness under the loans from Graham and Gatz.

      The Royalty Proposal. The Royalty proposal was delivered to the Regency board of directors on September 30, 2002 and consisted of an offer to lend Regency $4,750,000; $750,000 of which would be available to Regency for corporate purposes after payment of the amounts described in the next paragraph. $2,500,000 of the Royalty loan would accrue interest at 5% per annum, be due ten years from issuance and be convertible at Royalty's option into shares of Regency common stock at a conversion price of $2.00 per share (a 38% premium to the then current market price); and $2,250,000 of the Royalty loan would accrue interest at 9% per annum and be due five years from issuance. Under both loans, interest not paid currently would accrue without penalty or default.

      Under the Royalty proposal, concurrently with closing on the loans, Regency would (i) redeem the common stock held by Statesman for an aggregate redemption price of $1,020,000 ($1.35 per share, the approximate market price at the time of the Royalty proposal), (ii) acquire Statesman's 20% interest in NRDC, (iii) obtain the agreement of Statesman to amend the Series C Preferred Stock to limit the liquidation preference to proceeds from NRDC and (iv) obtain the agreement of Statesman to amend the Series C Preferred Stock to permit Regency to redeem the Series C Preferred Stock at any time in exchange for Regency's shareholding in NRDC. The maximum aggregate consideration for the transactions described in (ii) through (iv) above would be $2,980,000 cash (resulting in a total of $4,000,000 of cash consideration to Statesman in connection with the Recapitalization) and cancellation of the $2,440,000 note from Statesman held by Regency. The Royalty proposal also required that Ponsoldt Sr. agree to condition payment of approximately $1,500,000 of accrued compensation due and payable to him under his existing employment agreement on
(x) there being no challenge to the payment thereof under the Nebraska lawsuit and (y) there being sufficient funds for payment thereof from Regency's Security Land investment following execution of a new lease by the tenant at the Security Land property and after payment of approximately $14,000,000 of existing Regency indebtedness.

      The Royalty proposal also contemplated reconstitution of Regency's board of directors to include two designees of Royalty and two independent directors. Finally, the Royalty proposal contemplated the resignation of Regency's executive officers and the retention of Laurence S. Levy and Neil Hasson, designees of Royalty, as the Regency's new Chief Executive Officer and Chief Financial Officer, respectively.

      The Royalty proposal was not subject to any financing, due diligence or other contingency.

      We understand that the October Special Committee held three formal committee meetings as well as several informal meetings, consulted with legal counsel and conducted due diligence in connection with determining which financing proposal to pursue. As a result of its deliberative process, the October Special Committee determined to pursue financing from Royalty, as it believed that the Royalty proposal accomplished the objectives of the board with respect to the cash needs of the Company, was likely to close on a timely basis and was in the best interests of Regency's shareholders.

      In considering the Graham proposal, the October Special Committee took note of the numerous conditions and contingencies associated with the proposal and determined that several of the conditions to a successful implementation of the proposal were very unlikely to be satisfied on a timely basis, if at all. For instance, the October Special Committee was extremely skeptical of the ability to obtain the required forbearance agreement from PNC Bank, with whom the loan to Rustic Crafts was then in default, without proffering a significant cash payment with respect to the outstanding indebtedness owed to PNC Bank. In addition, the October Special Committee felt it impractical, if not impossible, to effectively unwind several transactions in which Regency had participated over several years - whether at cost or otherwise - as was required under the Graham proposal. Furthermore, the then pending negotiations with the general partner of the Security Land partnership (the issues associated with which were known to Graham and Gatz and recited in the Graham proposal as a basic premise for the financing proposed by Graham and Gatz), effectively precluded any possibility of securing the consents required to be obtained from the general partner to grant Graham and Gatz the security interest and right of first refusal on Regency's interests in Security Land, as required by the Graham proposal. For these and other reasons, including the required due diligence review, the October Special Committee believed that the Graham proposal was too conditional and unlikely of ever achieving a successful closing. Moreover, it was unclear from the Graham proposal whether Graham and Gatz even had the financial wherewithal to provide the financing they proposed, or if the terms proposed would ultimately be available, as there were several references in the Graham proposal to Graham and Gatz' "funding sources" with material financial terms left unspecified and to be determined by such funding sources (such as the magnitude of prepayments or make-whole penalties).

      Moreover, the Graham proposal was certain not to close as the terms in the Graham proposal requiring agreements from Statesman were unacceptable to Statesman. Other than cancellation of Statesman's $2,440,000 note (stated to be the consideration for the common stock held by Statesman), the Graham proposal did not provide any consideration for the several agreements required to be obtained from Statesman. These agreements included (i) granting Regency the option to transfer to Statesman the assets owned by Iron Mountain (which, by their nature, are of speculative value) in exchange for all of the shares of Regency's Series C Preferred Stock owned by Statesman (which, as described by Graham in the Nebraska lawsuit, could potentially entitle Statesman to more than $18,000,000 under certain circumstances) and (ii) a stand-still agreement preventing Statesman from acquiring any stock of Regency in the future.

      The October Special Committee also determined that substantive terms of the Graham proposal were not in the best interest of Regency or its shareholders. The prohibitions on new borrowings and new issuances of equity securities would have the effect of precluding Regency from raising additional capital without first repaying the loans from Graham and Gatz (which, if prepaid, required the payment of prepayment or make-whole penalties). This inability to raise additional capital as well as the prohibitions on new subsidiaries or new investments precluded Regency from pursuing new business and investment opportunities. The prohibition on dividends and redemptions of its securities precluded Regency from managing its finances in the future in a manner that management may have otherwise determined at such time was in the best interest of Regency's shareholders. The required stock purchase from Statesman together with the required unwinding of various historical transactions in which Regency or its subsidiaries have participated would have thrown into question the historic use and present and future availability of net operating losses of the Company - the loss of which would have a significantly detrimental, if not terminal, effect on the Company and its ability to survive financially. Finally, both the preemptive right for equity securities (the granting of which is highly unusual for a publicly-traded company) and the right of first refusal for Regency's interests in Security Land would have significantly chilled the ability of the Company to negotiate with third parties with respect to such matters, as third parties are generally unwilling to engage in a competitive process when, as a result of the existence of such preemptive right and right of first refusal, such third party is at a significant competitive disadvantage.

      Finally, in evaluating the Graham proposal, the October Special Committee took into account information they had obtained that Graham and Gatz had a history of breaking up companies for their own financial benefit.

      As indicated above, the October Special Committee determined to pursue financing from Royalty after concluding that the Royalty proposal accomplished the objectives of the board with respect to the cash needs of the Company, was likely to close on a timely basis and was in the best interests of Regency's shareholders. In addition, the terms in the Royalty proposal requiring agreements from Statesman, including the consideration payable in respect thereof, were acceptable to Statesman and the October Special Committee. Moreover, Ponsoldt, Sr. agreed to defer payment to him of approximately $1,500,000 of accrued compensation then due and payable to him in the manner required by Royalty.

      The October Special Committee concluded that the $750,000 of net proceeds to Regency under the Royalty proposal were sufficient to meet Regency's immediate and near-term cash needs, and that although Regency's indebtedness as a result of the Recapitalization would increase by $4,000,000, the new indebtedness did not require any payment of principal or interest unless the Security Land asset was monetized. The October Special Committee also concluded that the Royalty proposal adequately addressed the risk of potential dilution to common stockholders resulting from the redemption and liquidation preference terms of the Series C Preferred Stock by providing that such preferred stock could be redeemed by Regency at any time by delivery of Regency's stock in NRDC. The October Special Committee noted that the dilution that would be suffered by Regency's shareholders should the Convertible Note become "in the money," (the conversion price under the note was $2.00 per share while Regency's stock in October 2002 was trading at 1.45 per share) would be negligible compared to the dilution they would suffer if the Redemption Price or Liquidation Value under the Series C Preferred Stock became payable. Furthermore, the October Special Committee believed that the $2,980,000 paid to Statesman in consideration of, among the other agreements obtained from Statesman, Statesman's agreement to amend the terms of the Series C Preferred Stock to address the potential dilution to common stockholders, was fair and in the best interests of Regency's common stockholders. The October Special Committee also noted the lack of any significant conditions to closing the Royalty proposal. Based on the foregoing, the October Special Committee determined that the Royalty proposal and resulting Recapitalization were in the best interests of Regency's shareholders.

      The Royalty proposal was modified in accordance with the recommendations of the October Special Committee as follows: (i) the allocation of loan proceeds was adjusted to increase the principal amount of the 5% loan by $1,000,000 and decrease the 9% loan by $1,000,000 and (ii) Regency obtained an option to purchase Statesman's interest in NRDC rather than acquiring the interest at the time of the closing of the Royalty proposal (as a result of which the $2,440,000 note from Statesman remained outstanding). The October Special Committee also recommended the terms of employment agreements for Messrs. Levy and Hasson, which resulted in a reduction in executive cash compensation expense for the Company of nearly $1,000,000 per year (compared to the Company's executive cash compensation expense at that time of the Recapitalization), and dramatic reductions in conditional executive compensation in the form of options and bonus arrangements.

      On October 9, 2002, the October Special Committee adopted resolutions approving the transactions with Royalty. Included among the resolutions was the following:

      WHEREAS there having been sufficient opportunity to discuss the Note Purchase Agreement, the Redemption Agreement and the other Transaction Documents, the transactions contemplated thereby and the actions requested of the Company to be taken in connection therewith, and the members of the Special Committee having sufficient opportunity to obtain information and advice with respect thereto and with respect to other competing or alternative transactions involving the Company, including an alternative transaction with certain of the plaintiffs in the action entitled Edward
      E. Gatz et. al. v. William R. Ponsoldt, Sr., et. al. (the "Action"), the Special Committee has concluded that the transactions contemplated by the Note Purchase Agreement, Redemption Agreement and other Transaction Documents are fair and in the best interest of the Company's stockholders, and in accordance herewith, hereby adopts the following recitals and resolutions. (Resolutions of the Special Committee, dated October 9, 2002)

Conclusions of Special Committee with respect to Breach and Aiding and Abetting Allegations

      Based on its investigation of the actions taken by the Company, its board of directors and the October Special Committee in connection with the Recapitalization, the special committee has concluded that the Recapitalization was properly approved and consummated, and that such approval and consummation did not constitute a breach of fiduciary duty by Regency's board of directors. Further, given that no underlying breach occurred, the special committee has concluded that no aiding and abetting claim against Royalty can exist.

      In reaching such conclusion, the special committee consulted with its counsel in order to understand the various legal principles potentially applicable to a transaction such as the Recapitalization, and to apply the relevant facts of the Recapitalization to such legal principles. In particular, the special committee considered Delaware law regarding breaches of fiduciary duties in the context of both the business judgment rule and enhanced "Revlon" considerations. The special committee undertook this alternative consideration of law because it recognizes that the Graham Allegations and Demands (and its pending amended complaint) in essence have alleged a "Revlon" claim by asserting that the October Special Committee failed to maximize the value of Regency for the stockholders' benefit in connection with a change-of-control transaction. The special committee has determined that the actions of the October Special Committee do not constitute breaches of fiduciary duties regardless of the standard of review applied.

      For example, the special committee considered that Delaware courts typically apply the business judgment rule to disinterested board (and/or disinterested special committee) business decisions such as the Recapitalization transactions. Under this rule, it is presumed that the directors of a corporation acted on an informed basis, in good faith and with the honest belief that its actions are in the best interest of the company. To have an actionable claim, a plaintiff must rebut this presumption with evidence of a breach of a fiduciary duty of loyalty, good faith or due care. To do so, a plaintiff must demonstrate that the board's actions in making the decision amounted to gross negligence, that the board was not adequately informed at the time they made their decision, that the board was interested when it acted or that the board acted egregiously, in bad faith and with no rational business purpose. As discussed more fully below, no facts exist to support such conclusion.

      The special committee was also advised and therefore considered that in certain change-of-control transactions, a so-called "Revlon" situation, Delaware law requires that the board of directors act in conformity with their fiduciary duties of care and loyalty in seeking the best transaction that was reasonably available to them with a particular focus on whether such transaction maximizes the value of the Company for stockholders. However, the special committee was advised that Delaware courts have made clear that every corporate combination does not trigger a duty to maximize immediate shareholder value. Further, the mere initiation of a bidding process does not necessarily raise the board's standard of review, unless there is a change-of-control situation involved. In reviewing a decision of the board which falls under the Revlon rubric, the special committee was informed that courts apply an enhanced judicial scrutiny including: (1) a judicial determination regarding the adequacy of the decision making process employed, including the information on which the directors based their decision; and (2) a judicial examination of the reasonableness of the directors' actions in light of the circumstances then existing. While such scrutiny is greater than business judgment review, the special committee considered that the court still should only be deciding whether the board made a reasonable decision, not a perfect decision. Again, the special committee believes that the October Special Committee made a reasonable decision based on this criteria.

      Finally, the special committee was advised and therefore considered that an aiding and abetting breach of fiduciary action under Delaware law requires
(1) the existence of a fiduciary relationship; (2) breach of a fiduciary duty;
(3) knowing participation in the breach by the defendants; and (4) damages proximately caused by the breach. Thus, if the underlying breach cannot be proved, the aiding and abetting claim must also fail.

      Based upon its investigation, including interviews and discussions, the special committee believes that, among other things, the October Special Committee met the proper standards for independence in order to function as such, that they sought and received advice of counsel in connection with their deliberation process, that they apprised themselves of the facts underlying the proposals and that they had the proper authority and access to control the decision-making process with respect to the Company's financing initiative. The October Special Committee reviewed the terms of each proposal and considered each proposal's financial and non-financial impact on the Company.

      The special committee also took note of the fact that Donald Graham was one of the proponents of the Graham proposal, a competing but unsuccessful offer to that of the Royalty proposal, and considered the extent to which the Graham Allegations and Demands could possibly be a further attempt by such proponents to achieve certain of the benefits sought by them under the Graham proposal. In that regard, the special committee took note of the fact that the structure and substance of the Royalty proposal accomplished substantially all of the objectives which Graham and Gatz sought to achieve for Regency under the Graham proposal. The special committee also noted that Graham, Gatz and certain other individuals, including, as a principal, H. Dale Dixon III, a partner in Blackwell Sanders Peper Martin, the law firm representing Graham and Gatz in the Nebraska litigation, sought to acquire control of Regency in 2000 through a series of transactions involving Regency, its subsidiaries, Statesman and Ponsoldt Sr. Among such transactions was a proposal from the investor group to loan Regency $3,240,000, the proceeds of which would be used by Regency to redeem the 312,638 shares of Regency common stock then held by Statesman and to pay Ponsoldt Sr. the then accrued compensation under his employment agreement. Under the proposal, Statesman would also exchange the Series C Preferred Stock for stock in NRDC. Under the investor group's proposal, the option then held by Statesman to acquire 610,000 shares of Regency common stock would be transferred to the investor group. Also the loan from the investor group to Regency would be convertible at the market price of Regency's common stock and would be accompanied by warrants entitling the investor group to purchase 312,638 shares of Regency common stock in certain circumstances.

      Although not considered by the special committee in making its determinations hereunder, the special committee notes that the public market for Regency's common stock appears to have validated the benefits of the Recapitalization to common stockholders. In the thirty days immediately following public announcement of the Recapitalization, Regency's common stock increased by approximately 135%.

Recommendations with Respect to Graham Demands

      The breach of fiduciary duty allegation on which demands numbered 1, 2, 7 and possibly 5 are based relates to the actions of the board of directors of Regency as constituted at the time the Recapitalization was approved (the "October Board"). The special committee's recommendations with respect to those demands, and demand number 3, are set forth immediately below. Demands numbered 4 and 6 do not relate to the Recapitalization or the actions of the October Board in connection therewith, and no supporting allegation of wrongdoing was included in the Graham Allegations and Demands with respect thereto. Nonetheless, so as to be responsive to such demands, the special committee has determined to undertake a review of the facts and circumstances relating to the subject matter of such demands, and to provide its recommendations with respect thereto. A report of the special committee with respect to demands numbered 4 and 6 will be delivered upon completion of such review.

      Demands No. 1 and 2 - Reverse November 2002 Conversion and Amend Convertible Note to Eliminate Conversion Option. The Graham Allegations and Demands demand that the Convertible Note issued to Royalty in the Recapitalization be amended to remove the conversion option and that Regency "reverse" the November 2002 conversion by Royalty of $1,500,000 of principal and interest under the note into 750,000 shares of Regency Common Stock. The special committee does not believe that pursuing such amendment or "reversal" would be in the best interests of Regency or its shareholders, and recommends that no further action be taken by the Company with respect to such demands.

      Under the terms of the Convertible Note, Regency does not have the right to unilaterally amend the terms of the Convertible Note to eliminate the conversion feature. Accordingly, effectuation of the demands to amend the Convertible Note and "reverse" the November 2002 conversion would require Regency to either seek judicial intervention with respect to such matters or, in the alternative, simply not recognize Royalty's rights under the Convertible Note. In light of the special committee's determination discussed above with respect to the propriety of the October Board's actions relative to the Recapitalization, and in light of the special committee's determination (and rationale therefor) with respect to demand number 7 (discussed below), the special committee does not believe that there is any basis for pursuing demands numbered 1 or 2.

      Demand No. 3 - Refrain from Issuing Additional Equity Securities to Any Person or Entity. The Graham Allegations and Demands demand that the board of directors "refrain from issuing any additional equity securities of Regency, or any securities convertible into or exchangeable for equity securities of Regency to any person or entity." The Graham Allegations and Demands do not provide any supporting allegation or rationale for such demand.

      The special committee has concluded that such demand is wholly inappropriate since it would conflict with the board of directors' fiduciary duties and statutory rights and powers under Delaware law and unduly limit the board of directors' ability to act in the best interests of Regency's shareholders. Accordingly, the special committee recommends that no further action be taken by the Company with respect to demand number 3.

      Demand No. 5 - Refrain From Making Payments in Respect of Series C Preferred Stock. The Graham Allegations and Demands demand that Regency refrain from making any payments, directly or indirectly, in cash or property, in respect of Regency's Series C Preferred Stock. The Graham Allegations and Demands do not provide any supporting allegation or rationale for such demand.

      As discussed above, as part of the Recapitalization, the terms of the Series C Preferred Stock were amended to permit the Company to redeem the Series C Preferred Stock at any time in exchange for the Company's shareholding in NRDC. No amounts are currently payable in respect of the Series C Preferred Stock and the Company does not anticipate that any amounts will become payable in the future unless and until the Company elects to redeem the Series C Preferred Stock, which redemption would be effectuated by delivery to Statesman of the Company's shareholdings in NRDC. On the basis of the foregoing, the special committee recommends that no further action be taken by the Company with respect to demand number 5.

Demand No. 7 - Seek Damages for the payment to Statesman of $4 million. The Graham Allegations and Demands demand that the Company seek a recovery from the former Regency board of directors and Royalty for damages suffered by Regency and its stockholders as a proximate result of (i) the payment of $4 million to Statesman, and (ii) the failure to maximize the value of Regency for the stockholders' benefit in connection with a change-of-control transaction. In light of the special committee's determination discussed above with respect to the propriety of the October Board's actions relative to the Recapitalization, the special committee does not believe that there is any basis for pursuing such demand against the October Board. Furthermore, the demand to pursue a claim against Royalty is based on the allegation contained in the Graham Allegations and Demands that Royalty knowingly participated in and benefited from the October Board's alleged breach of fiduciary duty. In light of the special committee's determination discussed above with respect to the propriety of the October Board's actions relative to the Recapitalization, the special committee does not believe that there is any basis for pursuing such demand against Royalty. Based on the foregoing, the special committee recommends that no farther action be taken by the Company with respect to demand number 7.

                                      * * *

Dated: May __, 2003                                   Special Committee Members:

                                                      Errol Glasser

                                                      Stanley Fleishman